Exhibit 99.1

ASX Market Announcement

Genetype and Gold Coast Private Hospital Announce Precision Medicine Pilot

Melbourne, Australia, 27 September 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”) – a global leader in genomics-based tests in health, wellness and serious disease is pleased to announce a partnership with the Gold Coast Private Hospital (GCPH), a member of Healthscope, to establish a Precision Medicine Clinic at the hospital.

Highlights:

●	Partnership will be initiated with a 50-patient pilot study to establish workflow and patient reporting.
●	Pilot study will utilise geneType Multi-risk test combined with Pharmacogenomics (PGx) tests, providing a comprehensive wellness profile for GCPH patients.
●	Patient recruitment to commence immediately.
●	Positive outcomes could enable the rollout of additional Precision Medicine Clinics throughout the Healthscope network.
●	Gold Coast Private Hospital by Healthscope is a 336 bed, 22 theatre hospital and home to leading doctors and surgeons from around the world.
●	Healthscope is Australia’s only national private hospital operation and healthcare provider with a network of 42 hospitals that service every state and territory with 19,000 employees.

According to the US Food and Drug Administration (FDA), Precision Medicine, also known as “personalised medicine” is an innovative approach to tailoring disease prevention and treatment that takes into account differences in people’s genes, environments, and lifestyles. The goal of precision medicine is to target the right treatments to the right patients at the right time. Utilising GTG’s geneType Multi-test and PGx tests will be an important step in improving health outcomes for GCPH’s patients.

Research Manager for the Gold Coast private hospital, Michelle Ferrari Cestari, commented. “We have a clear vision for a Precision Medicine Clinic that focuses on preventative care, wellness and creating proactive patient pathways that lead to early detection, and better treatment of the common diseases”

According to GTG’s CEO, Simon Morriss “We are seeing a seismic shift in healthcare today, with acknowledgement of the important contribution that risk assessments tests such as geneType and PGx can make to Precision Medicine. Being able to identify those people at higher risk of certain diseases and those who are more likely to respond to appropriate treatments is major step forward in improving patient health outcomes. We are very excited to be supporting Healthscope with this initiative.”

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Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Authorized for release by the board of directors of Genetic Technologies Limited.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

About Gold Coast Private Hospital by Healthscope

Gold Coast Private Hospital by Healthscope is a 336 bed and 22 theatre hospital is home to leading doctors and surgeons. The focus is on the patient with and expert team of surgeons, specialist doctors, dedicated nurses and other supporting health professionals ensuring holistic health care experience is the best it can be.

Offering the latest technology, and truly impressive state-of-the-art facilities, they attract leading doctors and surgeons from across the world. This, in turn, has meant that we are the Gold Coast hospital of choice for GPs, consultants and, of course, patients who quite rightly place a premium on their health and wellbeing https://goldcoastprivatehospital.com.au

Healthscope is Australia’s only national private hospital operation and healthcare provider with a network of 42 hospitals that service every state and territory. With over 19,000 people and provide work for nearly as many accredited medical practitioners. Our people are known for achieving exceptional clinical outcomes, transparent public reporting and positive patient feedback that leads the industry. No matter the role, every day the people make a difference to the lives of patients, their families and carers, and it is a privilege to be part of their care. https://healthscope.com.au/

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000